Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated September 14, 2009 and Index Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 February 8, 2010

$ Notes due August 12, 2010 Linked to the CBOE S&P 500 PutWrite IndexSM Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing August 12, 2010†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about February 8, 2010†† (the “pricing date”) and are expected to issue on or about February 11, 2010†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	CBOE S&P 500 PutWrite IndexSM (the “Index”) (Bloomberg ticker symbol “PUT <Index>”), as described under “Description of CBOE S&P 500 PutWrite IndexSM” below.

Redemption Amount:

The redemption amount you receive upon maturity or upon early redemption will reflect the performance of the Index less certain applicable fees and charges.

•        If you hold your Notes to maturity, you will receive a cash payment calculated as follows per $1,000 principal amount Note:

$1,000 + [$1,000 × (Index Return – Investor Fee)]

•        If you redeem your Notes prior to maturity, you will receive a cash payment calculated as follows per $1,000 principal amount Note:

$1,000 + [$1,000 × (Index Return – Investor Fee – Early Redemption Charge) ]

The redemption amount cannot be less than $0.00.

Your investment will be fully exposed to any decline in the Index. You will lose some or all of your investment at maturity or upon early redemption if the final level declines from the initial level or if the Index has not increased sufficiently to offset the effect of the investor fee and, if applicable, the early redemption charge.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level
Investor Fee:

•        If the Notes are held until maturity, your redemption amount will be subject to an investor fee equal to 0.60%.

•        If the Notes are redeemed prior to maturity, your redemption amount will be subject to an investor fee equal to a percentage calculated as follows:

0.60% × (No. of Days/182)

Where,

“No. of Days” means the actual number of days from but excluding the pricing date to and including the early redemption date.

Early Redemption Charge:

The early redemption charge is a one-time charge imposed upon early redemption that is intended to allow us to recoup the brokerage and other transaction costs that we will incur in connection with redeeming the Notes. The proceeds we receive from the early redemption charge may be more or less than such costs. The early redemption charge will equal a percentage calculated as follows:

0.50% – (0.40% × the lesser of (a) 1 and (b) No. of Days/90)

Where,

“No. of Days” means the actual number of days from but excluding the pricing date to and including the early redemption date.

Initial Level:	[—], the Index closing level on the pricing date.

Final Level:	The Index closing level on the final valuation date.

Early Redemption:	Subject to the notifications requirements described in this free writing prospectus and the minimum redemption amount of at least 1,000 Notes, you may elect to require Barclays Bank PLC to redeem your Notes prior to maturity, and you will receive the redemption amount on the early redemption date.

Final Valuation Date†:	August 9, 2010; provided however, if the Notes are subject to an early redemption, the final valuation date will be the first scheduled trading day on which the holder’s notice of redemption is effective, as described under “Early Redemption” in this free writing prospectus.

Maturity Date†:	August 12, 2010

Early Redemption Date†:	The third business day following the final valuation date.

Scheduled Trading Day:	Any day on which (a) the value of the Index is published, and (b) trading is generally conducted on the markets on which the index components are traded, in each case as determined by the calculation agent in its sole discretion.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740JWB2 / US06740JWB24

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Asset or Variables (other than Commodities)” in the prospectus supplement. If the final valuation date is not a scheduled trading day, then the final valuation date will be the next succeeding scheduled trading day. If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

††	Expected. In the event we make any change to the expected pricing date and issue date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0%	100%
Total	$	$	$

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, the index supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 and the index supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

•	Index supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190961/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

FWP–2

What is the Total Return on the Notes at Maturity a Range of Performance for the Index?

The following table illustrates the hypothetical total return on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume an initial level of 968.21 and that the Notes are held to maturity, resulting in a total investor fee of 0.60% per $1,000 principal amount Note. If the Notes are redeemed prior to maturity, the redemption amount will include an early redemption charge, which will adversely impact your return on the Notes. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
1,500.73	55.00%	$1,544.00	54.40%
1,403.90	45.00%	$1,444.00	44.40%
1,307.08	35.00%	$1,344.00	34.40%
1,210.26	25.00%	$1,244.00	24.40%
1,113.44	15.00%	$1,144.00	14.40%
1,065.03	10.00%	$1,094.00	9.40%
1,040.83	7.50%	$1,069.00	6.90%
1,016.62	5.00%	$1,044.00	4.40%
992.42	2.50%	$1,019.00	1.90%
974.02	0.60%	$1,000.00	0.00%
968.21	0.00%	$994.00	-0.60%
919.80	-5.00%	$944.00	-5.60%
871.39	-10.00%	$894.00	-10.60%
822.98	-15.00%	$844.00	-15.60%
774.57	-20.00%	$794.00	-20.60%
677.75	-30.00%	$694.00	-30.60%
580.93	-40.00%	$594.00	-40.60%
484.11	-50.00%	$494.00	-50.60%
387.28	-60.00%	$394.00	-60.60%
290.46	-70.00%	$294.00	-70.60%
193.64	-80.00%	$194.00	-80.60%
96.82	-90.00%	$94.00	-90.60%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity:

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 968.21 to a final level of 1,016.62, resulting in an index return of 5.00%. The investor receives a payment of $1,044.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × (5.00% – 0.60%)] = $1,044.00

Example 2: The level of the Index decreases from an initial level of 968.21 to a final level of 871.39, resulting in an index return of -10.00%. The investor will receive a payment of $894.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (-10.00% – 0.60%)] = $894.00

Example 3: The level of the Index increases from an initial level of 968.21 to a final level of 974.02, resulting in an index return of 0.60%. The investor receives a payment of $1,000.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × (0.60% – 0.60%)] = $1,000.00

Certain U.S. Federal Income Tax Considerations

Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Because the term of your Notes will not exceed one year, any gain or loss you recognize upon the sale, redemption or maturity of your Notes should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

FWP–3

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that you could be treated as actually holding the positions underlying the Index. In such a case, you might have mismatches in the timing or character of income from the positions. For example, your ability to use capital losses to offset ordinary interest income is limited. It is also possible that you may be required to treat an amount equal to the Early Redemption Charge as a deemed payment to Barclays Capital Inc., and the deduction of any such deemed payment would generally be subject to the 2% limitation for miscellaneous itemized deductions. If your Notes are so treated, for the purposes of calculating gain or loss on your Notes, the amount you receive at redemption would generally be equal to the amount you actually receive plus the Early Redemption Charge. You should consult your tax advisor concerning the potential for any adverse tax consequences on account of such alternative treatments.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes” in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or components of the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Partially Protected or Contingently Protected”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity or upon early redemption is linked to the performance of the Index (less the investor fee and, if applicable, the early redemption charge) and will depend on whether, and the extent to which, the index return is positive or negative. Your investment will be fully exposed to any decline in the final level as compared to the initial level. Because the Notes are our senior unsecured obligations, payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due.

•

Even If the Final Level of the Index is Greater Than the Initial Level of the Index, You May Receive Less Than the Principal Amount of Your Notes—Because the investor fee reduces the amount of your return at maturity, and the investor fee and the early redemption charge reduce the amount of your return upon early redemption, the value of the Index must increase by a percentage equal to the applicable fees and charges in order for you to receive at least the principal amount of your investment at maturity or upon redemption of your Notes. If the level of the Index decreases or does not increase sufficiently to offset the investor fee (and, in the case of early redemption, the early redemption charge), you will receive less than the principal amount of your investment at maturity or upon early redemption of your Notes.

•

Notes Provide No Participation in Any Appreciation of the S&P 500® Index due to Put Strategy of the Index—Your return will not reflect the return you would realize if you owned the equity securities underlying the S&P 500® Index because the Index measures the return of a hypothetical put strategy applied to the S&P 500® Index rather than simple ownership of the equity securities underlying the S&P 500® Index. The strategy measured by the Index consists of hypothetically investing cash at one- and three-month Treasury bill rates and selling a sequence of one-month at-the-money put options on the S&P 500® Index. Because the put options on the S&P 500® Index will nominally be exercised only if the S&P 500® Index declines below the strike price of the options, the strategy does not give you participation in any increases in the S&P 500® Index. Instead, the level of the Index will be based on the value of the hypothetical Treasury bill portfolio, which is financed in part by the put premiums received, minus the mark-to-market value of the put options. There are many possible scenarios for which an investment in the equity securities underlying the S&P 500® Index would provide a higher return on the maturity date than an investment in the Notes.

FWP–4

•

The Level of the Index is Linked in Part to the One- and Three-month Treasury Bill Rates. The Treasury Bill Rates Themselves and the Way the United States Department of Treasury Calculates the Treasury Bill Rates May Change in the Future—There can be no assurance that the United States Department of the Treasury will not change the method by which it calculates the Treasury bill rates. In addition, changes in the way the Treasury bill rates are calculated could lower the Treasury bill rates. Accordingly, the level of the Index and, therefore, the value of the Notes may be significantly reduced.

•

You are Exposed to Declines in Treasury Bill Rates and the S&P 500® Index—The strategy measured by the Index consists of hypothetically investing cash at one- and three-month Treasury bill rates and selling a sequence of one-month at-the-money put options on the S&P 500® Index. Accordingly, declines in the Treasury bill rates would adversely affect the level of the Index and, accordingly, the value of the Notes and your payment at maturity or upon early redemption. In addition, any declines in the S&P 500® Index below the strike price of the options would negatively affect the value of the sold put option positions and therefore would adversely affect the level of the Index, the value of the Notes and your payment at maturity or upon early redemption.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends, put premiums or other distributions or other rights that holders of the underlying components of the Index or the S&P 500® Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity or upon early redemption described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. As discussed above, you may elect to redeem your Notes, but your right to redemption is subject the conditions and procedures described in this free writing prospectus, including the requirement that you redeem at least 1,000 Notes at one time. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the S&P 500® Index;

•	the expected levels of the Treasury bill rates;

•	the time to maturity of the Notes and the next option “roll” date of the Index;

•	the dividend rate on the equity securities underlying the S&P 500® Index;

•	interest and yield rates in the market generally and the volatility of those rates;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

FWP–5

Factors that may affect the Treasury bill rates include:

•	supply and demand of one- and three-month Treasury bills;

•	general economic, financial, political or regulatory conditions;

•	monetary policies of the Federal Reserve Bank, changes in the federal funds rate and changes in the shape of yield curve; and

•	inflation and expectations concerning inflation.

FWP–6

Description of CBOE S&P 500 PutWrite IndexSM

We have derived all information contained in this product supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the Chicago Board Options Exchange, Incorporated (the “CBOE” or the “Index Sponsor”). We make no representation or warranty as to the accuracy or completeness of such information. The Index was developed by the CBOE and is calculated, maintained and published by the CBOE. The CBOE has no obligation to continue to publish the Index and may discontinue the publication of at any time.

The Index is a benchmark index designed to track the performance of a hypothetical investment strategy, which we refer to as the “PUT strategy”, that overlays short put options on the S&P 500® Index (“SPX puts”) over a money market account. The number of SPX puts is set such that the value of the Treasury bills is sufficient to fund any obligations under the SPX puts resulting from downturns in the S&P 500® Index.

Index Overview

The PUT strategy hypothetically invests cash at one- and three-month Treasury bill rates and hypothetically sells a sequence of one-month at-the-money SPX puts. The short put position is collateralized in the sense that the Treasury bills can finance the maximum possible loss from final settlement of the SPX puts.

The PUT portfolio is rebalanced monthly (typically on the third Friday) of the month when the SPX puts expire and a new batch of SPX puts is sold. This procedure is referred to as the “roll.” In the March quarterly cycle months, the total cash in the PUT portfolio is hypothetically reinvested at the three-month Treasury bill rate. The rebalanced portfolio is long three-month Treasury bills and short one-month SPX puts. In the other months, the cash obtained from hypothetically selling new SPX puts is hypothetically invested at the one-month Treasury Bill rate, and the cash required to settle expiring in-the-money SPX puts is financed first by one-month Treasury Bills and second by three-month Treasury Bills, if necessary. On such roll dates, the rebalanced portfolio is typically long one and three-month Treasury Bills and short one-month SPX puts. The PUT strategy trades off an exposure to the S&P 500® Index for a premium over the risk-free rate.

Construction of PUT Portfolio

The Index tracks the value of a hypothetical initial investment of $100 in a portfolio that passively follows the PUT strategy. The portfolio is managed and calculated as follows:

•

On the hypothetical inception date, $100 is invested at the three-month Treasury bill rate. The intra-day cash from selling SPX puts at the open is deemed to be invested at the close of the roll date. Similarly, settlement losses are deemed to be financed at the close. This investment is carried until the first date when at-the-money SPX puts are sold. We call this the first roll date. The cash proceeds from the sale are invested at the one-month Treasury bill rate.

•

If the SPX puts expire in the money at the second roll date, the final settlement loss is financed by the Treasury bills, and a new batch of SPX puts is sold. The revenue from the sale of the SPX puts is invested again at the one-month Treasury bill rate.

•

On the third roll date, both the one-and three-month Treasury investments are liquidated and the cash is used to finance possible losses from the expiring SPX puts. New SPX puts are sold and the total net cash balance is now reinvested at the three-month Treasury bill rate.

This cycle is repeated from thereon.

    Final Settlement Price of Expiring Put Options

At expiration, the SPX puts are settled to a Special Opening Quotation (SOQ, ticker “SET”) of the S&P 500® Index. If the third Friday is an exchange holiday, the SPX puts will be settled against the SOQ on the previous exchange business day and the new SPX puts will be selected on that day as well. The SOQ is a special calculation of the S&P 500® Index compiled from the opening prices of the stocks composing the S&P 500® Index (“S&P 500 stocks”). The SOQ is calculated when all S&P 500 stocks have opened for trading; this typically happens before 11:00 a.m. ET. If one or more stocks in the S&P 500® Index do not open on the day the SOQ is calculated, the final settlement price for SPX puts in determined in accordance with the Rules and By-Laws of the Options Clearing Corporation. The aggregate settlement value of the expiring SPX puts is equal to the number of SPX puts times the maximum of 0 and the difference between the strike price of the SPX puts and the SOQ (N*max[0,K-SOQ)]).

FWP–7

    Selection of the “At-the-Money” Strike Price

The strike price of the new SPX puts is the strike price of the listed CBOE SPX put that is closest to but not greater than the last value of the S&P 500® Index reported before 11:00 a.m. ET. For example, if the last S&P 500® Index value reported before 11:00 a.m. ET is 1000.00 and the closest listed SPX put strike price below 1000.00 is 995.00, then 995.00 is the strike price for the SPX puts sold.

    Sale Price of Put Options

The new SPX puts are deemed sold at a price equal to the volume-weighted average of the traded prices (“VWAP”) of SPX puts with that strike during the half-hour period beginning at 11:30 a.m. ET. The CBOE calculates the VWAP in a two-step process: first, CBOE excludes trades between 11:30 a.m. and 12:00 p.m. ET that are identified as having been executed as part of a “spread”, and then CBOE calculates the weighted average of all remaining transaction prices at that strike between 11:30 a.m. and 12:00 p.m. ET, with weights equal to the fraction of total non-spread volume transacted at each price during this period. The source of the transaction prices used in the calculation of the VWAP is the CBOE’s Market Data Retrieval (“MDR”) System. Time & Sales information from the CBOE’s MDR System is disseminated through the Options Price Reporting Authority (OPRA) and is publicly available through most price quote vendors. If no transactions occur at the new put strike between 11:30 a.m. and 12:00 p.m. ET, the new SPX puts are deemed sold at the last bid price reported before 12:00 p.m. ET.

A slightly different roll procedure is used to calculate the historical series of the Index. This is to take into account the changes in the timing of the expiration of SPX puts, and to mimic the changes made in the calculation of the other CBOE index series over time. Up to November 20, 1992, the roll is deemed to take place at the close of the 3rd Friday, the strike price of the new put is determined at 4:00 p.m. EST. and the new puts are deemed sold at the last bid price before 4:00 p.m. EST. After this date, the Index is rolled at 11:00 a.m. ET instead. Commencing on March 17, 2006, the new SPX puts were sold at the VWAP.

    Number of Puts Sold

The number of SPX puts is set such that the value of the Treasury bills is sufficient to fund any obligations under the SPX puts resulting from downturns in the S&P 500® Index. Hence, in the worst case scenario, when the S&P 500® Index falls to zero, the value of the PUT portfolio is zero. The number of SPX puts sold increases with Treasury bill rates and the price of the SPX put, which decreases with the put strike price.

Index Calculation

The Index is calculated by the CBOE once per day at the close of trading. On any given date, the Index represents the mark-to-market value of the initial $100 invested in the PUT strategy.

At the close of every business day, the value of the Index is equal to the value of the Treasury bill account less the mark-to-market value of the SPX puts:

where Mt is the Treasury Bill balance at the close of date t, Nlast is the number of SPX puts sold at the last roll date, and Pt is the arithmetic average of the last bid and ask prices of the SPX puts reported before 4:00 p.m. ET on date t.

On all but roll dates, the Treasury bill balance is obtained by compounding the one- and three-month Treasury balances at the previous business close at their respective daily rates.

where i = 1 and 3 for one- and three-month Treasury Bills respectively, and rit-1 is the corresponding Treasury bill rate from the previous to the current close. The Treasury bill rates between two roll dates are obtained by compounding the daily rates.

On every third roll date, the Treasury bills are deemed to mature, the cash is used to pay for final settlement of the SPX puts if they expire in-the-money, and new SPX puts are sold. The net cash balance available for reinvestment is:

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where Kold is the strike price of the SPX puts sold at the previous roll date, SOQt is the final settlement price on roll date t, Nnew is the number of new SPX puts sold and Pvwap is the volume-weighted average price at which the new SPX puts are sold. This balance is reinvested at the three-month Treasury bill rate. Hence, in the month following a third roll date, the one-month Treasury balance is zero.

The number of new SPX puts sold on any roll date t is set such that the Treasury balance at the next roll date covers the maximum put settlement loss:

Nnew =Mt (1 + R3) /[(Knew– Pvwap (1 + R3))] for third roll dates

Nnew =[M1 (1 + R1) + M3(1+R3 )] / [Knew – Pvwap (l + R1)] for other roll dates where Knew is the strike price at which the new SPX puts are sold, and R1 and R3 are the one- and three-month Treasury bill rates to the next roll date.

Example:

		Treasury Balances		Number of puts	Strike price	SOQ	Pvwap	Effective 1-month T-Bill rate to next roll	Effective 3-month T-Bill rate to next roll
		1 month	3 month
12/18/09		21.5091	959.8303	0.896211	1095			0.00078%	0.00117%
01/15/10	Pre-settlement	21.5092	959.8415			1147.58
	Post settlement	41.9874	959.8415	0.882682	1135		23.2	0.00146%	0.00146%

Suppose January 15, 2010 was a roll date. Daily accrual of the one- and three-month Treasury balances outstanding at the close of January 15, 2010 (monthly rates 0.00078% and 0.00117% respectively from December 2009 to January 2010, and monthly rates 0.00146% and 0.00146% respectively from January 2009 to February 2010) yielded one- and three-month settlement balances of $21.5092 and $959.8415. Since the SOQ was 1147.58, the 1095 put expired out of the money. The number of new puts sold was N = [M1(1 + R1) + M3(1+R3)] / [Knew – Pvwap (l + R1)]= (21.5092*(1+0.00146%) + 959.8415*(1+0.00146%)) / (1135– 23.2 * (1+0.00146%)) = 0.882682. Equivalently, N*K = (M + N * P) * (l + R) = .882682*1135 = 1001.84355.

Suppose that the S&P 500® Index had decreased to 0 at the next roll date (February 19, 2010). The settlement loss on the puts would have been N * K = .882682*1135 = 1001.84355. By construction, this would have been exactly covered by the Treasury investment. The calculation on other roll dates is similar to that on third roll dates but the cash from sale of the puts is invested at the one-month Treasury bill rate.

Neither Barclays Bank PLC nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the Index or any successor index. The Index Sponsor does not guarantee the accuracy or the completeness of the Index or any data included in the Index. The Index Sponsor assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the Index. The Index Sponsor disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable at maturity.

License Agreement

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s (“S&P”) or its third party licensors, including CBOE. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the CBOE S&P 500 PutWrite IndexSM (the “Index”) to track general stock market performance. S&P’s and its third party licensor’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index which

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is determined, composed and calculated by S&P or its third party licensors without regard to Barclays Bank PLC or the Notes. S&P and its third party licensors have no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors are responsible for and has not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

Standard & Poor’s®, S&P® and S&P 500® are trademarks of Standard & Poor’s and have been licensed for use by Barclays Bank PLC. CBOE® and Chicago Board Options Exchange® are trademarks of CBOE, and the CBOE S&P 500 PutWrite IndexSM is a servicemark of CBOE; such trademarks and servicemark have been licensed for use by S&P. The methodology of the CBOE S&P 500 PutWrite IndexSM is owned by CBOE and may be covered by one or more patents or pending patent applications.

For additional information about the S&P 500® Index, see the information set forth under “Non Proprietary Indices—Equity Indices—S&P 500® Index” in the index supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through February 2, 2010. The Index closing level on February 2, 2010 was 968.21.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The base date for the Index is June 1, 1998, when the level of the Index was set at 100. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Early Redemption

You may elect to redeem your Notes prior to maturity at an amount equal to the redemption amount specified on the cover page of this free writing prospectus, subject to a minimum redemption amount of at least 1,000 Notes ($1,000,000 aggregate principal amount). To redeem your Notes, you must instruct your broker or other person with whom you hold your Notes to take the following steps:

•

deliver a notice of redemption, which is attached as Annex A. The notice must be delivered to us via email by no later than 3:00 p.m., New York City time, on a scheduled trading day during the term of the Notes prior to the final valuation date in order for that day to serve as the final valuation date in respect of your Notes. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption, which is attached as Annex B;

•

deliver the signed confirmation of redemption to us via facsimile in the specified form by 4:00 p.m., New York City time, on the same day. Your notice of redemption will be deemed effective on the day on which we or our affiliate acknowledge receipt of your confirmation; we or our affiliate must acknowledge receipt in order for your confirmation to be effective. We will notify you of the redemption amount no later than the first business day following the final valuation date;

•	instruct your DTC custodian to book a delivery vs. payment trade with respect to your Notes at a price equal to the redemption amount, facing Barclays Capital DTC 5101; and

•

cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable early redemption date (the third business day following the final valuation date).

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Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the Notes in respect of such deadlines. Any redemption instructions for which we (or our affiliate) receive a valid confirmation in accordance with the procedures described above will be irrevocable.

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ANNEX A

NOTICE OF REDEMPTION

To: jpmpbuscoverageteam@barclayscapital.com

Subject: Notice of Redemption, CUSIP No. 06740JWB2

[BODY OF EMAIL]

Name of holder: [                            ]

Number of Notes to be redeemed: [                    ]

Redemption Notice Date: [            ], 2010

Contact Name: [                            ]

Telephone #: [                    ]

Acknowledgement: I acknowledge that the Notes specified above will not be redeemed unless all of the requirements specified in the free writing prospectus relating to the Notes are satisfied.

ANNEX B

CONFIRMATION OF REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Fax: 212-526-7618

Dear Sirs:

The undersigned holder of Barclays Bank PLC’s $[—] Medium-Term Notes, Series A, due [            ], 2010, CUSIP No. 06740JWB2, redeemable for a cash amount based on the CBOE S&P 500 PutWrite IndexSM (the “Notes”) hereby irrevocably elects to exercise, on the Early Redemption Date of                     , with respect to the number of Notes indicated below, as of the date hereof, the early redemption right as described in the free writing prospectus relating to the Notes (the “Prospectus”). Terms not defined herein have the meanings given to such terms in the Prospectus.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the Securities (specified below) to book a delivery vs. payment trade with respect to the number of Notes specified below at a price equal to the Redemption Amount, facing Barclays Capital DTC 5101 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the Early Redemption Date.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
E-mail:

Number of Notes surrendered for redemption:

DTC # (and any relevant sub-account):

Contact Name:

Telephone:

(You must redeem at least 1,000 Notes at one time in order to exercise your right to redeem your Notes on the Early Redemption Date.)